UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Act of 1934

BRENMILLER ENERGY LTD

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M2R43K115

(CUSIP Number)

June 14, 2024

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 203,878
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 203,878
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.47% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on 2,151,745 Ordinary Shares issued and outstanding as of December 31, 2023, as provided in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 18, 2024 (the “Annual Report”).

1	NAME OF REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 203,878
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 203,878
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.47% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on 2,151,745 Ordinary Shares issued and outstanding as of December 31, 2023, as provided in the Issuer’s Annual Report.

Item 1(a) Name of Issuer:

Brenmiller Energy Ltd. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices:

13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

Item 2(a) Name of Person Filing:

Kfir Silberman

Item 2(b) Address or Principal Business Office or, if none, Residence:

20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

Item 2(c) Citizenship:

Israel

Item 2(d) Title of Class of Securities:

Ordinary Shares, no par value per share

Item 2(e) CUSIP Number:

M2R43K115

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4 Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Not applicable.

Item 9 Notice of Dissolution of Group.

Not applicable.

Item 10 Certifications.

Not applicable.

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of June 24, 2024, by and between the Reporting Persons.

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2024
L.I.A. PURE CAPITAL LTD.

	By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Authorized Person

KFIR SILBERMAN

/s/ Kfir Silberman

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